Fidelis Insurance Group Appoints Miranda Hunter as Head of Investor Relations
December 04, 2023
PEMBROKE, Bermuda — (BUSINESS WIRE) — Fidelis Insurance Holdings Limited (“Fidelis Insurance Group” or “the Company”) (NYSE:FIHL) today announced the appointment of Miranda Hunter as Head of Investor Relations.
In this new role, Ms. Hunter will be responsible for leading Fidelis Insurance Group’s engagement with the investment community. Ms. Hunter, who is based in Bermuda, will report to Fidelis Insurance Group’s Chief Executive Officer, Dan Burrows, and will serve as a member of the Company’s senior leadership team.
“Miranda’s wealth of experience in the (re)insurance and financial industries, coupled with her proven track record in investor relations, uniquely positions her to play a pivotal role in articulating Fidelis Insurance Group’s strategy and narrative to the investment community,” said Mr. Burrows.
Ms. Hunter brings over 15 years of (re)insurance and financial industry experience to her role at Fidelis Insurance Group. Prior to joining us, she served as the Head of Investor Relations at AXIS Capital Holdings Limited. Ms. Hunter’s career also includes a notable tenure as Vice President of Operations and Strategic Development at Aeolus Capital Management Ltd. She has held various leadership positions at Validus Holdings, Ltd., culminating in her role as Vice President, Head of Investor Relations. Ms. Hunter began her career at PwC and KPMG. She holds a Bachelor of Commerce from the University of Manitoba, Asper School of Business. She is also a member of the Chartered Professional Accountants of Bermuda and Manitoba.
About Fidelis Insurance Group
FIHL is a global (re)insurance company, headquartered in Bermuda with offices in Ireland and the United Kingdom. Our business focuses on three pillars: Specialty, Bespoke, and Reinsurance. We manage volatility thorough our balanced and diversified portfolio. Our strong capital position provides us with the flexibility to engage in attractive underwriting opportunities.
For more information, please visit our website or contact:
Investor Inquiries:
IR@fidelisinsurance.com
Media Inquiries:
fidelis@teneo.com